Exhibit 99.3

NORTHCORE TECHNOLOGIES INC. ("Company") FORM OF PROXY ("PROXY") ANNUAL AND SPECIAL MEETING July 23, 2013, at 3:00 p.m. (EST) Gallery Room, at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2 ("Meeting") RECORD DATE: June 13, 2013 CONTROL NUMBER: SEQUENCE #: FILING DEADLINE FOR PROXY: 3:00 p.m. (EST) on July 19, 2013 INTERNET FACSIMILE MAIL or HAND DELIVERY VOTING METHODS Go to www.voteproxyonline.com and enter the 12 digit control number above (416) 595-9593 EQUITY FINANCIAL TRUST COMPANY 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1 The undersigned hereby appoints Christopher Bulger, Chairman of the Company, whom failing Don Allan, CEO ("Management Nominees"), or instead of any of them, the following Appointee Please print appointee name as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) thereof in accordance with voting instructions, if any, provided below. * SEE VOTING GUIDELINES ON REVERSE * RESOLUTIONS - MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES 1. ELECTION OF DIRECTORS FOR WITHHOLD a) b) c) d) e) DON ALLAN T. CHRISTOPHER BULGER RYAN DESLIPPE DOUG MacKENZIE MICHAEL SMITH 2. APPOINTMENT OF AUDITORS Appointment of A. Chan & Company LLP, Chartered Accountants as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration. 3. CONSOLIDATION OF SHARE CAPITAL Authorizing the consolidation of all issued and outstanding shares of the Company on the basis of one (1) post-consolidation common share for up to twenty (20) pre-consolidation common shares. 4. ISSUANCE OF COMMON SHARES FOR PURCHASE OF ASSETS FROM CIELO GOLD CORPORATION Authorizing of Cielo renewable-diesel intellectual property purchase by the Company through issue of common shares of the company representing 48 percent ownership of the Company. 5. AMENDMENT OF ARTICLES TO CHANGE THE NAME OF THE COMPANY Authorizing changing the name of the Company to "Cielo Technologies Inc.", or such other name, as may be approved by the Board of Directors of the Company. 6. AMENDMENTS TO STOCK OPTION PLAN Authorizing an increase in the maximum number of options to be granted under the Company's Stock Option Plan to 15 percent of the common shares outstanding after the share consolidation and asset purchase transaction  FOR FOR FOR FOR FOR WITHHOLD AGAINST AGAINST AGAINST AGAINST This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED. PLEASE PRINT NAME   Signature of Registered owner(s)  Date (MM/DD/YYYY)

EQUITY Equity Financial Trust Company

Proxy Voting - Guidelines and Conditions

1. **THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY.**

2. **THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE INFORMATION CIRCULAR PRIOR TO VOTING.**

3. **If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.**

4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting, such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

5. **Each shareholder has the right to appoint a person other than Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof.** Such right may be exercised by inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Company.

6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its being mailed to the shareholders of the Company.

7. To be valid, this proxy must be filed using one of the ***Voting Methods*** and before the ***Filing Deadline for Proxies***, noted overleaf or in the case of any adjournment of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

8. If the shareholder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the shareholder may be required to provide documentation evidencing the signatory's power to sign the proxy.

Investor inSite

Equity Financial Trust Company offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions.

To register, please visit
www.tmxequitytransferservices.com/investorinsite

Click on, "*Login to Investor inSite*" and complete the registration form under "*Register Online Now*". Call us toll free at 1-866-393-4891 with any questions.

Notice - and - Access

The Canadian securities regulators have adopted new rules, effective for meetings held on or after March 1, 2013, which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials including management information circulars as well as annual financial statements and management's discussion and analysis, on a website in addition to SEDAR. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period.

Disclosure regarding each matter or group of matters to be voted on is in the Information Circular in the Section with the same title as each Resolution overleaf. You should review the Information Circular before voting.

NORTHCORE TECHNOLOGIES INC. has elected to utilize Notice - and - Access and provide you with the following information:

Meeting materials are available electronically at www.sedar.com and also at www.northcore.com.

If you wish a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-888-287-7467. In order to receive a paper copy in time to vote before the meeting, your request should be received by July 12, 2013.

Request for Financial Statements

In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements and MD&As.

Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com and also at www.northcore.com.

I HEREBY CERTIFY that I am a security holder of the Company, and as such, request that you provide me with the following:

☐ **Annual Financial Statement with MD&A** ☐ **Interim Financial Statements with MD&A**

If you are casting your vote online and wish to receive financial statements, please fax this side to (416) 595-9593.

NORTHCORE TECHNOLOGIES INC.
FISCAL YEAR – 2013

EquityFinancialTrust.com
VANCOUVER CALGARY TORONTO MONTRÉAL